Exhibit 23.8

Consent of Person Named to Become a Director

The Board of Directors

National Beef, Inc.:

National Beef, Inc. (the “Company”) has filed a Registration Statement on Form S-1 (File No. 333-162443) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of Class A common stock of the Company.  In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a person about to become a director of the Company in the Registration Statement, as it may be amended from time to time.  I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Larry Shipley
Larry Shipley

December 2, 2009